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SEC FILE NUMBER
000-14993

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25/A
Amendment No. 1
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Carmike Cinemas, Inc.

Full Name of Registrant

Former Name if Applicable

1301 First Avenue

Address of Principal Executive Office (Street and Number)
Columbus, Georgia 31901

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     On March 15, 2006, Carmike Cinemas, Inc. (the “Company”) filed a Form 12b-25 with the Securities and Exchange Commission relating to the delayed filing of its Form 10-K for the year ended December 31, 2005. The Company has now determined that it does not expect to file its Form 10-K by the extended March 31, 2006 deadline and is filing this Amendment No. 1 to Form 12b-25 in order to amend its previous filing.
     The Company is currently finalizing its review of certain technical accounting issues, including the application of FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations,” and the impact of certain lease modifications. In addition, in connection with its ongoing review, the Company has determined that certain leases may not have been properly classified for accounting purposes. Specifically, the Company is reviewing approximately 35 leases entered between 1985 to 1999 that have been classified as capital leases. The Company is reviewing and analyzing whether these leases should have been classified as operating leases or “long term financing obligations” under EITF 97-10, including any resulting financial statement impact, and whether, with respect to any capital leases, any increase or decrease in existing capital assets or obligations is appropriate. The Company expects to file its Form 10-K for the year ended December 31, 2005 following the resolution of the accounting issues identified above.
     In addition, the Company’s evaluation of internal control over financial reporting as of December 31, 2005 is not yet complete. As the Company completes its evaluation of internal control over financial reporting, control deficiencies may be identified and those control deficiencies may represent one or more material weaknesses. The existence of one or more material weaknesses precludes a conclusion by management that the Company’s internal control over financial reporting was effective at December 31, 2005.
     The information provided herein may contain forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words, “anticipate,” “estimate,” “plans,” “expects,” “projects,” “should,” “will,” “believes” or “intends” or similar expressions. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of our management, which in turn are based on currently available information. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to the timely resolution of the accounting issues discussed above or any changes in the Company’s results of operations or cash flows discussed below. The risk factors discussed in the Company’s Form 10-K/A for the year ended December 31, 2004 under the heading “Risk Factors” are specifically incorporated by reference herein.
     The Company believes these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Martin A. Durant	(706)	576-3415
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As a result of the matters discussed in Part III above, the Company is not in a position at this time to provide any specific estimate of anticipated significant changes in results of operations from the year ended December 31, 2004 to the year ended December 31, 2005 that may be reflected in the financial statements to be included in the Form 10-K.
     However, the Company anticipates that revenues, operating income and net income for the year ended December 31, 2005 will be significantly lower than revenues, operating income and net income for the year ended December 31, 2004. The Company expects that revenues will be negatively impacted by the decreased box office as seen across the industry in general during the year ended December 31, 2005. The Company’s total costs and expenses were higher for the year ended December 31, 2005 due primarily to increases in theatre operating costs and depreciation and amortization expense related to theatre development, retrofitting and acquisition activities in 2005.
     The Company also believes that any potential changes due to the lease accounting issues described above will not have a material impact on the cash flows of the business. However, due to the highly technical nature of the lease accounting issues and management’s ongoing review of certain other accounting issues noted above, there can be no assurance as to the ultimate accounting impact. The resolution of these issues could require the Company to restate financial statements for certain prior periods.

Carmike Cinemas, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 27, 2006	By	/s/ Martin A. Durant
Martin A. Durant Senior Vice President - Finance, Treasurer and Chief Financial Officer